Accuro Healthcare Solutions, Inc.

14241 Dallas Parkway, Suite 800

Dallas, Texas 75254

June 3, 2008

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	Barbara C. Jacobs

Assistant Director

Re:	Accuro Healthcare Solutions, Inc.

Registration Statement on Form S-1

File No. 333-148818

Filed January 23, 2008

Dear Ms. Jacobs:

Pursuant to and in accordance with Rule 477 of the Securities Act of 1933, as amended, Accuro Healthcare Solutions, Inc. (the “Company”) hereby requests withdrawal of its registration statement on Form S-1 (Registration Statement No. 333-148818) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 23, 2008 and amended by Amendment No. 1 to the Registration Statement, filed on March 6, 2008. The Registration Statement is being withdrawn because MedAssets, Inc. has acquired all of the outstanding equity interests in the Company from the Company’s stockholders. No securities were sold in connection with the offering contemplated by the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Securities and Exchange Commission

June 3, 2008

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (972) 755-6507, with a copy thereof to our counsel, Robert B. Little of Vinson & Elkins L.L.P. at (214) 999-7931. If you have any questions regarding this request for withdrawal, please contact Mr. Little at (214) 220-7931.

Sincerely,

/s/ David D. Hagey

David D. Hagey
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Robert B. Little, Vinson & Elkins L.L.P.